News Release

B2Gold Corp. Announces Updated Resources for the Jabali Project, La Libertad Property
in Nicaragua and the Otjikoto Project in Namibia

Vancouver, April 05, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) is pleased to announce an update of the Company's Mineral Resources as at December 31, 2011 for the Jabali Project on La Libertad property in Nicaragua and the Otjikoto Project in Namibia. All dollar figures are in United States dollars unless otherwise indicated.

Jabali Project, La Libertad Property, Nicaragua (B2Gold 100%)

Based on the successful 2011 exploration and infill drilling programs at Jabali, the Company reports an increase in mineral resources at La Libertad for the Jabali deposit. The most significant increase is in indicated mineral resources as a result of the conversion of mineral resources from the inferred category due to infill drilling.

The Jabali deposit is divided into two zones: the western Antenna zone and the eastern Central zone. The Jabali epithermal vein/stockwork system trends approximately east-west and dips 60 to 80 degrees to the north. It has been intersected by drill holes over a 3.2 kilometre (“km”) strike and to a depth of 300 metres below surface. Vein width varies from 1 to 17 metres with a mean true width of approximately 5 metres. The vein remains open along strike and down-dip. Portions of the high-grade vein at Jabali have been previously mined and have either been backfilled or remain as void space. At Antenna, mined out areas extend on average 150 metres from surface while at Central they extend only 50 to 75 metres.

The Company drilled 281 diamond drill holes totaling 38,705 metres at Jabali in 2011, in addition to the 55 holes drilled in 2010. Sixteen holes from January and February 2012 were also used to calculate the mineral resource. Drill spacing is approximately 30 to 40 metres in the core of the Jabali zones and 60 to 70 metres along the margins. Trenching was used as a guide to zone interpretation but not for grade interpolation.

The new mineral resource for the Jabali Antenna and Central zones, is reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold. As a result, the in pit indicated mineral resource is 4.19 million tonnes at a grade of 3.39 grams per tonne (“g/t”) gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces gold.

Jabali Indicated and Inferred Mineral Resource as at December 31, 2011

	Indicated			Inferred
Zone [1,2,3,4]	Tonnes	Grade (g/t)	Gold (Ounces)	Tonnes	Grade (g/t)	Gold (Ounces)
Jabali Central	2,536,208	2.88	234,658	937,403	2.89	87,154
Jabali Antenna	1,650,645	4.19	222,205	957,580	3.23	99,456
TOTAL	4,186,853	3.39	456,863	1,894,982	3.06	186,610

1)	Mineral resources are exclusive of mineral reserves
2)

Jabali Antenna and Central zones are reported within $1,350 per ounce gold optimized whittle pit shells above a cut-off grade of 0.70 g/t gold. Jabali resources include resources reported outside optimized pit shells but above a cut-off grade of 3.0 g/t gold

3)	Optimized whittle pits are based on indicated and inferred blocks
4)	Mineral resources that are not mineral reserves do not have a demonstrated economic viability

The current average grade of ore being delivered to the 5,500 tonne per day La Libertad mill is 1.77 g/t gold. With the grade of the new Jabali resource considerably higher, the opportunity is to process a portion of higher grade ore from Jabali. Based on the delivery of this higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 135,000 ounces of gold in 2013 and, 150,000 ounces of gold by 2014 (subject to a final mine plan).

The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. This budget will fund the construction of a 15 km haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012.

In 2012, the Company plans to expend $4 million to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore zones that are open to the east and west. An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 km long Libertad gold belt. Further drill results will be released during the year.

For additional information on the Jabali project block model resource calculations as at December 31,

2011 please refer to the Company’s Annual Information Form filed as of March 30, 2012 on sedar and is available on the Company’s website.

Otjikoto Project, Namibia (B2Gold 92% / EVI Gold (Pty) Ltd 8%)

Extensive work has been carried out to provide an updated mineral resource estimate for the Otjikoto project in Namibia as at December 31, 2011. B2Gold contracted VBKom Consulting Engineers to constrain the new independent mineral resource block model using Whittle pit optimization software based on reasonable parameters for mining and processing provided by the Company. This mineral resource is constrained within an optimized pit shell based on an independent resource model completed in early 2012 under the guidance and supervision of B2Gold personnel. The model is based on a total of 435 diamond drill holes (95,114 metres) and 400 reverse circulation holes (33,146 metres) of which 38,933 metres of drilling in 168 holes, were drilled as part of an in-fill drilling program completed in 2010 and 2011.

This pit optimization has resulted in an updated indicated mineral resource of 24.93 million tonnes at a grade of 1.74 g/t gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold.

When a cut-off grade of 0.5 g/t gold is used, the Otjikoto project has an updated indicated mineral resource of 21.37 million tonnes at a grade of 1.95 g/t gold containing 1,340,385 ounces of gold on a 100% basis within the optimized pit shell.

Otjikoto Indicated Mineral Resource as at December 31, 2011
(Reported within a $1,350 per ounce gold optimized pit shell – 100% basis)

Project	Cut-Off Grade (g/t)	Indicated
		Tonnes	Grade (g/t)	Gold (Ounces)
Otjikoto [1,2,3,4]	0.4	24,933,861	1.74	1,392,690
Otjikoto [1,2,3,4]	0.5	21,368,195	1.95	1,340,385

1.	Indicated mineral resources are reported within a $1,350 per ounce gold optimized pit shell
2.

Economic assumption parameters used for pit optimization includes: exchange rate of 7.5 N$ to $1 USD, plant throughput of 2.4 million tonnes per year, mining cost of $2.00 per tonne, processing cost of $14.78 per tonne, G&A cost of $7 million per annum, gold recovery of 91% for sulphide and 88% for oxide ore, mining recovery of 98%, royalties of 3% and pit slopes assumptions of 52 degrees in sulphide and 47 degrees in oxide material

3.	The estimates are on a 100% basis of which B2Gold’s attributable share is 92%
4.	Mineral resources that are not mineral reserves do not have a demonstrated economic viability

An aggressive 2012 feasibility and development budget of $34.6 million has been approved to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto Project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology. Included in the budget are costs for site preparation work and construction of a camp at site. Based on current assumptions the Company expects to commence commercial production at Otjikoto in early 2015.

A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto Project. Regional exploration work will also be conducted on the surrounding area.

For additional information on the Otjikoto project block model resource calculations as at December 31,

2011 please refer to the Company’s Annual Information Form filed as of March 30, 2012 on sedar and is available on the Company’s website.

Resource Estimation Notes

Jabali Project

Three dimensional wireframes were created of the quartz-breccia/vein zones, quartz stockwork zones and previously mined areas. Composites were created within each zone based on assays that were capped at values between 3 g/t gold and 80 g/t gold.

Gold and silver grades within the stockwork, vein and previously mined zones were interpolated using inverse distance to the power of 3, nearest neighbour and ordinary Kriging. At Central the ordinary Kriging model was selected as the better model, and at Antenna the inverse distance to the power of 3 (ID3) was chosen. The other interpolation methods were used for comparison, validation, and sensitivity. Blocks were classified as indicated if they were estimated using at least two drill holes within a search ellipse of 60 x 10 x 45 metres (X,Y,Z) and at most 30 metres to the nearest drill hole. Inferred resources were estimated with at least two drill holes within a search ellipse of 90 x 15 x 67.5 metres and at most 60 metres to the nearest drill hole. All fill zones, and discontinuous hanging wall and footwall veins are classified as inferred.

Otjikoto Project

The Otjikoto mineral resource update is based on a combination of grade shells at 0.4 and 0.8 g/t gold and the highest density of veining at Otjikoto. One metre composites were created within these shells and capped at 75 g/t gold. Grade shells were filled with parent blocks with a dimension of 25 x 25 x 5 metres. Smaller sub-blocks of dimension’s 12.5 x 6.25 x 2.5 metres were created along the margins of the zones as needed. Gold grade was estimated into parent blocks using ordinary kriging. Mineral resources were estimated in conformance with the CIM definition referred to in NI 43-101.

A database of 3,031 specific gravity measurements was used to estimate tonnages within the four rock domains and two mineralization domains. The 2012 block model is classified as indicated and inferred based on the combination of drill density and slope of regression analysis. Indicated blocks are defined by a drill density of 50 x 25 metres or less and a slope of regression of greater than 70%. Blocks were classified as inferred if grade was estimated into the block, but didn’t meet the criteria for indicated resources described above. This is generally defined as areas with a drill spacing of 50 x 50 metres or greater up to a distance of approximately 100 metres along the margins of the drilled area.

Qualified Person(s)

The mineral reserves and resources were estimated as at December 31, 2011 in accordance with the definitions adopted by the Canadian Institute of Mining Metallurgy and Petroleum and incorporate into National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Mineral reserves and resources estimates were completed by B2Gold under the direction and supervision of Peter Montano, PE, Senior Engineer for B2Gold and Tom Garagan, P.Geo., Senior VP Exploration for B2Gold both Qualified Persons as defined by National Instrument 43-101 of the Canadian Securities Administrators. Samples from La Libertad project (after preparation at the Mine) are sent directly to ALS Chemex Labs in Vancouver, British Columbia, Canada for gold and silver fire assay. Check assays are sent out on a quarterly basis to Skyline Laboratories in Tuscon, AZ. The three laboratories for the Otjikoto project used were SGS Lakefield Research Africa (Pty) Ltd. and Moruo Analytical Services, all located in Johannesburg, South Africa and accredited with the South African National Accreditation System, and Genalysis Laboratory Services (Pty) Ltd., located in Perth, Australia and accredited with the National Association of Testing Facilities, Australia. Accredited laboratory, ALS Chemex, Johannesburg, South Africa is also used to assay core exploration samples. Currently, only Genalysis Laboratory Services (Pty) Ltd. is being used for the screen fire assay of core and reverse circulation samples.

About B2Gold

B2Gold is well positioned to continue its growth as an intermediate gold producer from existing projects given the proven technical team; strong operational and financial performance; and high quality development and exploration projects,. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year by 2016. With B2Gold’s strong cash position and impressive projected cash from mining operations, the Company can continue to fund all planned development, exploration and capital expenditures in 2012 without requiring external funding, and end the year in a strong financial position. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President of Exploration

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.